Demand Media, Inc.
1299 Ocean Avenue, Suite 500
Santa Monica, California 90401

October 4, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Barbara C. Jacobs, Assistant Director
Katherine Wray, Attorney-Advisor

Re:	Demand Media, Inc.
Registration Statement on Form S-3
(Registration No. 333-183554)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (Registration No. 333-183554) (the “Registration Statement”) of Demand Media, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on October 5, 2012, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling W. Alex Voxman, Esq., at (213) 891-8746.
The Company acknowledges the following:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.
Very truly yours,

Demand Media, Inc.

/s/ Matthew Polesetsky
Matthew Polesetsky
Executive Vice President and General Counsel

cc:	Richard M. Rosenblatt, Demand Media, Inc.
Daniel J. Weinrot, Esq., Demand Media, Inc.
Robert A. Koenig, Esq., Latham & Watkins LLP
Lewis W. Kneib, Esq., Latham & Watkins LLP